

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL



March 26, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **March 26th, 2010** regarding the publication of results for fiscal year 2009 (**"Financial and economic crisis impacts business in 2009"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

WashTec AG | Argonstrasse 7 • D-86153 Augsburg
Germany
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000
Registered Office: Augsburg
HRB 81 Commercial Register Augsburg



- **Financial and economic crisis impacts business in 2009**
- **Revenues at EUR 256.3 million; operating Income (EBIT) at EUR 13.1 million**

Augsburg, March 26, 2010 – *„WashTec did not come away unaffected by this year of crisis. The market for carwash equipment shrunk, which led to an approx. 10 percent drop in revenues. While the service, wash-chemicals and operations business remained stable, equipment sales declined by nearly 16 percent*", said CFO Christian Bernert at today's annual press conference of WashTec AG in Augsburg.

Revenues declined from EUR 285.1 million to EUR 256.3 million for 2009, resulting in an EBITDA of EUR 22.2 million (prior year: EUR 37.1 million). Earnings before interest and taxes (EBIT) amounted to EUR 13.1 million (prior year: EUR 29.4 million), corresponding to an EBIT margin of 5.1% (prior year: 10.3%).

Adjusted for non-recurring costs of EUR 1.7 million for trade receivable write downs in Southern Europe and restructuring costs, the EBIT for 2009 totalled EUR 14.8 million or 5.8% of revenues. The net financial debt (cash minus bank debt minus finance lease liabilities) was reduced significantly by EUR 9.9 million to EUR 37.0 million (prior year: EUR 46.9 million).

Net income after taxes for 2009 was EUR 5.8 million (prior year: EUR 15.3 million). Earnings per share decreased from EUR 1.03 to EUR 0.41.

Outlook

WashTec is not expecting a substantial recovery for 2010. It is expected that in the short term the financing difficulties for individual customer groups and the uncertain economic outlook in a number of markets will continue. As no substantial recovery in revenues is expected, the focus lies on the measures taken mostly in 2009 to improve efficiency and to reduce costs. This shall lead to an increase in profitability in 2010.

Furthermore, WashTec will focus on intensifying the cooperation with selected Key Accounts and on strengthening the sales and service network. As in the past, acquisitions are possible in this context.

Starting 2011, WashTec expects a recovery of the markets combined with rising revenues and a disproportionate increase in earnings. The mid- and long-term outlook remains favorable. The further expansion of offerings along the carwash value chain, the increase in market share above all in North America and growth in countries with an increasing car population will lead to an increase in revenues. Together with the general economic recovery, WashTec aims to reach an EBIT margin of over 12% in the long-term.

Thorsten Krüger commented on this issue: "*Our targets are achievable, but will be subject to a delay due to the downturn; in other words, we will not be catching up to them in 2010 or 2011.*"

Overview of Key Financial Figures:

EUR m, IFRS	2009	2008
Revenues	256.3	285.1
EBITDA	22.2	37.1
EBIT	13.1	29.4
EBIT adjusted for non-recurring costs	14.8	29.4
Net financial debt as of Dec. 31	37.0	46.9

The annual report 2009 of WashTec AG may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Mamangement Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the Supervisory Board:
Michael Busch

HRB 81
Local Court Augsburg